June 3, 2010

Christopher J. Carey
Chief Financial Officer
City National Corp.
City National Plaza
555 South Flower Street
Los Angeles, California 90071

Re: City National Corp.
 Form 10-K for December 31, 2009
 File Number 1-10521

Dear Mr. Carey:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis…, page 29

1.   We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods– in particular, the significant increases in nonaccrual loans and charge-offs in your commercial and real estate construction lending. Where appropriate, under appropriate subheading, please provide a comprehensive discussion of negative trends in the asset quality and credit risk within these portfolios which addresses the following:

   a.   Please revise to identify and discuss the various characteristics you use to evaluate and monitor asset quality and credit risk concentrations within these portfolios.

   b.   You state on page 76 that, excluding covered loans, 88% of loans within your portfolio are within California. Please revise to provide quantification and discussion of concentrations of locality by state and by metro area within California for each of your Commercial and Real Estate Construction portfolios.

   c.   For each of the localities which appear to be experiencing lower asset quality and higher credit risk relative to the rest of the loans within these categories, please quantify and discuss the relevant underlying economic trends, such as occupancy rates, average real estate values, population trends, and the like.

   d.   Please consider the need to address your previous lending practices to the extent they may have contributed to the trends experienced in asset quality.

   e.   Specifically discuss how you monitor real estate values for your collateralized loans in light of recent deterioration of such values in certain of your market areas. Specifically, discuss the extent to which you obtain updated appraisals and identify your policies for obtaining and utilizing updated appraisals.

   f.   Following this historical information regarding the credit risk and asset quality trends experienced, please disclose your understanding of the extent to which such trends are expected to continue going forward, and describe in some detail management efforts to address these increased risks and negative trends.

Schedule 14A
Corporate Governance, page 17

2.   In future filings, please include the disclosure regarding consideration of diversity.
        See Item 407(c)(2)(vi).

Transactions with Related Persons, page 24

3.   Please confirm to us that the loans to management are made on substantially the same
        terms as those for comparable transactions with persons *not affiliated with the bank*,
        or amend to provide the disclosure about such loans. In future filings, please track
        the relevant language provided in Item 403 of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide a
draft of your proposed disclosure and provide any requested information. We may have
additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
               the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: Christopher J. Carey
        FAX number 310-888-6704

Also by FAX to: Olga Tsokova
        FAX number 213-673-8325